ROPES & GRAY LLP 191 NORTH WACKER DRIVE 32nd FLOOR CHICAGO, ILLINOIS 60606-4302 WWW.ROPESGRAY.COM

June 15, 2018

Ms. Lisa N. Larkin

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Calamos Global Total Return (File Nos. 333-224205, 811-21547) (the “Registrant” or the “Fund”)

Dear Ms. Larkin:

This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on May 1, 2018, with respect to the Registrant’s registration statement on Form N-2 filed with the Commission pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), on April 9, 2018 (the “Registration Statement”). We have, for the convenience of the Staff, repeated below the comments followed by the Fund’s response.

We respectfully submit this response letter on behalf of the Registrant. We believe that the disclosure changes and supplemental responses discussed in this letter resolve the matters raised. The Registrant is filing this response in advance of filing of Pre-Effective Amendment No. 1 to the Registration Statement. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

PROSPECTUS

Outside Front Cover

1.	Comment. In the paragraph that cross-references “Risk Factors,” please explicitly add a cross-reference to the prospectus discussion regarding the risks associated with leverage. See Item 1.1.j. of Form N-2.

Response. The Registrant has added the requested cross-reference as follows: Investing in our securities involves certain risks, including the Fund’s use of leverage. You could lose some or all of your investment. See “Risk Factors” beginning on page [ ] of this prospectus.

Prospectus Summary – The Offering

2.	Comment. Please provide additional disclosure if the Fund intends to issue preferred shares within one year from the effective date of the Registration Statement. Otherwise, please confirm supplementally that the Fund does not intend to do so.

Response. The Registrant confirms that it has no present intention of offering additional preferred shares within one year from the effective date of the Registration Statement. The Registrant also notes supplementally that the Fund completed an offering of mandatory redeemable preferred shares (“MRP Shares”) in September 2017. The Registrant believes that the Fund’s Registration Statement adequately addresses the completed offering of MRP Shares, including the consequences to common shareholders.

Prospectus Summary – Investment Policies

3.	Comment. The Staff notes that the Fund will invest in convertible securities. If the Fund expects to invest in contingent convertible securities (“CoCos”), the Fund should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Fund invests in CoCos, and the characteristics of the CoCos, (e.g., the credit quality, the conversion triggers). If CoCos will be a principal type of investment, the Fund should provide a description of them and should provide appropriate risk disclosure. In addition, please supplementally inform us whether, and what amount, the Fund intends to invest in CoCos.

Response. The Registrant does not anticipate investing significantly in contingent convertible securities, but reserves the right to do so in the future. Accordingly, the Registrant respectfully declines to add additional disclosure at this time.

4.	Comment. The Staff notes the following disclosure on page six relating to “Foreign Securities”:

Under normal circumstances, the Fund will invest at least 30% of its managed assets in securities of foreign issuers; however, the Fund anticipates that ordinarily Calamos’ investment process will result in the Fund investing at least 40% of its managed assets in securities of foreign issuers.

In light of the use of the term “global” in the Fund’s name, please consider clarifying this policy to state that the Fund will normally invest at least 40% of its managed assets in securities of foreign issuers.

Response. The Registrant notes that the adopting release for Rule 35d-1, Release No. IC-24828 (January 17, 2001) stated that “The term “foreign” indicates investments that are tied economically to countries outside the United States, and an investment company that uses this term would be subject to the 80% requirement. The terms “international” and “global,” however, connote diversification among investments in a number of different countries throughout the world, and “international” and “global” funds will not be subject to the rule. We would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world. See Proposing Release, supra note 7, at 10960 n.38 and accompanying text (“The Division no longer distinguishes the terms ‘global’ and ‘international.’”).”

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The Registrant expects that under normal market conditions the Fund’s investment strategy will result in a portfolio that includes investments in a meaningful number of different countries.  While the Staff’s proposed 40% allocation to foreign countries may represent a reasonable general expectation over a longer time period for a diversified “global” fund that does not concentrate in particular groups of industries, imposing a strict investment limitation of this nature would limit the Fund’s portfolio managers’ ability to shift allocations between U.S. and foreign investments based on their relative attractiveness in changing markets.

The fact that the Commission, in proposing and adopting Rule 35d-1, expressly considered and declined to make subject to that rule a name that includes the term “global” suggests that such names do not imply a minimum foreign investment.  Accordingly, the Registrant believes that the Fund’s policy is consistent with Section 35(d) of the 1940 Act and respectfully declines to add additional disclosure at this time.

5.	Comment. The Staff notes the following disclosure on page seven relating to “Foreign Securities”:

In analyzing the foreign issuers in which the Fund may invest, Calamos will generally consider a number of factors that may characterize the issuer’s economic ties to a particular foreign country or region. Such factors may include any or all of the following: the characteristics of the economy in the principal country or countries in which the issuer sells its goods and/or services; the stability of the currency in the issuer’s country of organization; the laws with respect to international trade and property rights in the issuer’s country of organization; and the tax, accounting and regulatory requirements of the issuer’s country of organization.

Please consider clarifying your economic tie test to be consistent with the proposed factors for determining whether an investment relates to a particular geographic region that are described in footnote 24 of the adopting release for Rule 35d-1 under the 1940 Act.

Response. The Registrant believes that the factors identified in the disclosure convey clearly to the reader that Calamos utilizes a multi-factor, holistic approach to determining if a given foreign issuer is economically tied to a particular country or region. In the Registrant’s view, the complexity of modern corporate organizations, the variety of sources and locations of their revenues and other quantitative measures of their businesses, and the geographic scope of their business operations are more adequately addressed by the Registrant’s approach.

6.	Comment. Please discuss, supplementally, the extent to which the Fund invests in third-party hedge funds or private equity funds that are exempt from registration under Section 3(c)(1) or 3(c)(7) of the 1940 Act.

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Response. The Fund does not currently hold interests in any third-party hedge funds or private equity funds that are exempt from registration under Section 3(c)(1) or 3(c)(7) under the 1940 Act.

7.	Comment. Will the Fund’s investment in zero coupon securities include payment-in-kind (“PIK”) loans? If so, please disclose that investors will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash, including the following:

a.	The higher interest rates of PIK loans reflect the payment deferral and increased credit risk associated with these instruments, and PIK instruments generally represent a significantly higher credit risk than coupon loans.

b.	PIK loans may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.

c.	An election to defer PIK interest payments by adding them to loan principal increases the Fund’s gross assets, thus increasing the adviser’s future base management fees.

d.	Market prices of zero coupon or PIK securities are affected to a greater extent by interest rate changes and may be more volatile than securities that pay interest periodically and in cash. PIKs are usually less volatile than zero coupon bonds, but more volatile than cash pay securities.

e.	Because original issue discount income is accrued without any cash being received by the Fund, required cash distributions may have to be paid from offering proceeds or the sale of Fund assets without investors being given any notice of this fact.

f.	The deferral of PIK interest increases the loan-to-value ratio, which is a measure of the riskiness of a loan.

g.	Even if the accounting conditions for income accrual are met, the borrower could still default when the Fund’s actual payment is due at the maturity of the loan.

h.	Original issue discount creates risk of non-refundable cash payments to the adviser based on non-cash accruals that may never be realized.

i.	Because original issue discount will be included in the Fund’s “investment company taxable income” for the year of the accrual, the Fund may be required to make distributions to shareholders to satisfy the annual distribution requirement applicable to registered investment companies, even where the Fund has not received any corresponding cash amount. As a result, the Fund may have difficulty meeting the annual distribution requirement necessary to maintain favorable tax treatment. If the Fund is not able to obtain cash from other sources, and chooses not to make a qualifying share distribution, it may become subject to corporate-level income tax.

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Response. At this time, the Registrant does not anticipate that zero coupon securities will represent a significant portion of the Fund’s income. Supplementally, the Registrant notes that the Fund has no present intention of buying zero coupon securities that have accretion (i.e., phantom income), but rather intends to buy only those that are issued at or above par and redeem at par. Notwithstanding, the Registrant has added the following risk disclosure to the SAI:

Investments in zero coupon and payment-in-kind securities are subject to certain risks, including that market prices of zero coupon and payment-in-kind securities generally are more volatile than the prices of securities that pay interest periodically and in cash, and are likely to respond to changes in interest rates to a greater degree than other types of debt securities with similar maturities and credit quality. Because zero coupon securities bear no interest, their prices are especially volatile. And because zero coupon bondholders do not receive interest payments, the prices of zero coupon securities generally fall more dramatically than those of bonds that pay interest on a current basis when interest rates rise. However, when interest rates fall, the prices of zero coupon securities generally rise more rapidly in value than those of similar interest paying bonds. Under many market and other conditions, the market for the zero coupon and payment-in-kind securities may suffer decreased liquidity making it difficult for the Fund to dispose of them or to determine their current value. In addition, as these securities may not pay cash interest, the Fund’s investment exposure to these securities and their risks, including credit risk, will increase during the time these securities are held in the Fund’s portfolio. Further, to maintain its qualification for treatment as a RIC and to avoid Fund-level U.S. federal income and/or excise taxes, the Fund is required to distribute to its shareholders any income it is deemed to have received in respect of such investments, notwithstanding that cash has not been received currently, and the value of paid-in-kind interest. Consequently, the Fund may have to dispose of portfolio securities under disadvantageous circumstances to generate the cash, or may have to leverage itself by borrowing the cash to satisfy this distribution requirement. The required distributions, if any, would result in an increase in the Fund’s exposure to these securities.

Summary of Fund Expenses

8.	Comment. Please revise the line item “Acquired Fees and Expenses” in the fee table to read “Acquired Fund Fees and Expenses”.

Response. The requested change has been made. The fee table line item has been revised to read “Acquired Fund Fees and Expenses”.

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The Fund

9.	Comment. Please confirm supplementally that the Fund’s at-the-market offering described on page 24 has lapsed and that the Fund has not conducted a subsequent offering of its common shares.

Response. The Registrant confirms that it has not conducted a public offering of its common shares since the Fund’s prior at-the-market offering ceased in March 2014.

Portfolio Managers

10.	Comment. Please state the length of time that John P. Calamos, Sr. has served as a portfolio manager of the Fund. See Item 9.1.c. of Form N-2.

Response. The Registrant has added disclosure clarifying that John P. Calamos, Sr. has been a Portfolio Manager of the Fund since inception.

STATEMENT OF ADDITIONAL INFORMATION

Management of the Fund

11.	Comment. In the Trustee biography table on page S-26, please update the “Principal Occupation(s) During the Past 5 Years and Other Directorships” column to state the principal business of any company listed, unless the principal business is implicit in its name. See Instruction 3 to Item 18.1 of Form N-2.

Response. The Registrant has added clarifying parentheticals that state the principal business of companies listed, as applicable. For Jack E. Neal, the Registrant has updated the information as follows: Private investor; Director, Equity Residential Trust (publicly-owned REIT); Director, Creation Investments (private international microfinance company); Partner, Linden LLC (health care private equity); Director, Centrust Bank (Northbrook Illinois community bank); Director, Neuro-ID (private company providing prescriptive analytics for the risk industry). For William R. Rybak, the Registrant has updated the information as follows: Private investor; Chairman (since February 2016) and Director (since February 2010), Christian Brothers Investment Services Inc.; Trustee, JNL Series Trust, JNL Investors Series Trust; JNL Strategic Income Fund LLC and JNL Variable Fund LLC (open-end mutual funds) (since January 2007); Trustee, Lewis University (since October 2012); Director, Private Bancorp (2003-2017); formerly Executive Vice President and Chief Financial Officer, Van Kampen Investments, Inc. and subsidiaries (investment manager). For David D. Tripple, the Registrant has updated the information as follows: Private investor; Trustee, Century Growth Opportunities Fund (open-end mutual fund) (since 2010), Century Shares Trust and Century Small Cap Select Fund (open-end mutual funds) (since January 2004). For Virginia G. Breen, the Registrant has updated the information as follows: Private investor; Trustee, Neuberger Berman Private Equity Registered Funds (registered private equity funds) (since 2015); Trustee, Jones Lang LaSalle Income Property Trust, Inc. (REIT) (since 2004); Director, UBS A&Q Fund Complex (closed-end funds) (since 2008); Director, Bank of America/US Trust Company (until 2015); Director of Modus Link Global Solutions, Inc. (until 2013).

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Certain Shareholders

12.	Comment. On page S-40, please state the name and address of each person who controls the Fund, and briefly explain the effect of such control on the voting rights of other shareholders. For each control person, state the percentage of the Fund’s voting securities owned or any other basis of control. If the control person is a company, disclose the state or other jurisdiction under the laws of which it is organized. List all parents of each control person. See Instruction 1 to Item 19.1 of Form N-2. If the Fund does not have any control persons, please confirm so supplementally.

Response. The Registrant confirms that there is currently no person or company that controls the Fund.

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We hope that the foregoing responses adequately address your comments.

Should you have any further questions or comments, please do not hesitate to contact me at (312) 845-1376.

Very truly yours,

/s/ Matthew A. Brunmeier
Matthew A. Brunmeier, Esq.

MB/cc:

John P. Calamos, Sr., Chairman, Trustee and President, Calamos Global Total Return Fund J. Christopher Jackson, Esq., Vice President and Secretary, Calamos Global Total Return Fund
Jeremy C. Smith, Esq., Ropes & Gray LLP Paulita A. Pike, Esq., Ropes & Gray LLP

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